Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

Annual Report

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2006

Millipore Corporation

(Name of issuer of the securities held pursuant to the Plan)

290 Concord Road

Billerica, Massachusetts 01821

(Address of the principal executive office of the issuer)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Millipore Corporation

Employees’ Participation and Savings Plan

By:	/s/ Jeffrey Rudin
Jeffrey Rudin Committee for Administration of the Millipore Corporation Employees’ Participation and Savings Plan

Date: June 28, 2007

Millipore Corporation Employees’

Participation and Savings Plan

Financial Report

December 31, 2006

Millipore Corporation Employees’ Participation and Savings Plan

Contents

Report Letters	1-2

Statement of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-13

Schedule of Assets Held at End of Year	Schedule 1

Schedule of Reportable Transactions	Schedule 2

Report of Independent Registered Public Accounting Firm

To the Trustees

Millipore Corporation Employees’ Participation

and Savings Plan

We have audited the accompanying statement of net assets available for benefits of Millipore Corporation Employees’ Participation and Savings Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2006 and the changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held at end of year as of December 31, 2006 and reportable transactions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

The supplemental schedules of assets held at end of year as of December 31, 2006 and of reportable transactions for the year ended December 31, 2006 that accompany the Plan’s financial statements do not disclose the historical cost of certain nonparticipant directed investments held by or sold by the Plan trustee. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Plante & Moran, PLLC

Southfield, Michigan

June 22, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Millipore Corporation Employees’ Participation

and Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Millipore Corporation Employees’ Participation and Savings Plan (the “Plan”) as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 28, 2006

Except for Note 3, as to which the date is June 22, 2007

Millipore Corporation Employees’ Participation and Savings Plan

Statement of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments, at fair value (Note 4)	$242,795,093	$197,102,789
Employer contributions receivable:
Participation account	6,170,314	5,803,017
Savings account	17,037	68,462

Total assets	248,982,444	202,974,268
Liabilities
Excess contributions due to participants	(18,498)	(103,443)

Net Assets Available for Benefits, at Fair Value	248,963,946	202,870,825
Adjustment from Fair Value to Contract Value for Stable Value Funds	115,959	86,667

Net Assets Available for Benefits	$249,079,905	$202,957,492

See Notes to Financial Statements.

Millipore Corporation Employees’ Participation and Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005
Additions
Contributions:
Employer contributions:
Participation account	$6,182,695	$5,804,054
Savings account	2,133,345	1,904,483
Employee savings account contributions	9,760,592	9,134,753

Total contributions	18,076,632	16,843,290
Investment income:
Dividends and interest	5,716,934	3,610,083
Net appreciation in fair value of investments (Note 4)	14,082,669	8,117,708

Total investment income	19,799,603	11,727,791

Total additions	37,876,235	28,571,081
Deductions - Benefit payments	(20,317,144)	(16,648,825)

Net increase before transfers	17,559,091	11,922,256
Transfer from other qualified plans (Note 10)	28,563,322	—

Net Increase	46,122,413	11,922,256
Net Assets Available for Benefits
Beginning of year	202,957,492	191,035,236

End of year	$249,079,905	$202,957,492

See Notes to Financial Statements.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1 - Description of the Plan

The following description of the Millipore Corporation Employees’ Participation and Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

General - The Plan is a defined contribution profit sharing plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan includes a profit sharing feature (the “Participation Account’), which covers U.S. and Puerto Rico employees who have at least two years of continuous service with Millipore Corporation (the “Company” or “Millipore”), and a savings feature (the “Savings Account”), which covers only U.S. employees. Eligible employees can contribute to the Savings Account upon their service commencement date. Participants are eligible for matching contributions after one year of continuous service (see Note 7 - Subsequent Events).

The recordkeeper of the Plan is T. Rowe Price Retirement Plan Service, Inc. and the directed trustee of the Plan is T. Rowe Price Trust Company (“T. Rowe Price”).

Participation Account - The Company contributes to the Participation Accounts of eligible employees at the discretion of the Company’s board of directors. Contributions and earnings thereon are allocated to participants’ accounts based on participants’ compensation during the year for which the contributions are made.

Participation Account assets are invested in the Millipore Asset Allocation Fund. This fund is comprised of the following Grantham, Mayo, Van Otterloo Co., LLC (GMO) mutual funds: GMO Domestic Bond Fund III and GMO U.S. Core Equity Fund III.

Savings Account – Participants may elect to contribute amounts ranging from 1 percent to 35 percent of their eligible compensation on a pre-tax basis subject to certain limitations. All participants who have attained age 50 before the close of a Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of, section 414(v) of the Internal Revenue Code. All participants with 10 or more years of service receive matching contributions of 50 percent of their contributions up to 6 percent of their eligible compensation deferred. Participants with less than 10 years of service receive matching contributions of 25 percent of their contribution up to 6 percent of their eligible compensation deferred (see Note 7).

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1 - Description of the Plan (Continued)

Each participant’s Savings Account is credited with the participant’s contributions, the Company’s matching contributions and related earnings. Participant’s Savings Accounts are charged with an allocation of certain administrative expenses to the extent those expenses are not paid by the Company. Participants are permitted to invest in one or more of the investment options offered pursuant to the provisions of the Plan, including an option to invest in stock of the Company and the T. Rowe Price TradeLink brokerage account. T. Rowe Price’s TradeLink brokerage account allows participants to invest their Savings Account balances in a wide range of publicly traded investments beyond those available in the core investments of the Plan.

Vesting – All participants are fully vested in their accounts at all times.

Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of: (1) the amount of their total account balance (excluding the Participation Account); (2) the greater of $10,000 or one-half of their total account balance (excluding the Participation Account); (3) $50,000 reduced by the excess (if any) of (a) the highest outstanding balance of loans from the Plan during the 1-year period ending on the day before the date on which such loan was made, over (b) the outstanding balance of loans from the Plan to the participant on the date on which such loan was made or one half of the amount in a participant’s total account. A general purposes loan may be used for any reason and may have a term of up to five years. A loan for the purchase of a principal place of residence may have a term of up to 15 years. Loan interest rates are updated monthly. As of December 31, 2006 and 2005, interest rates on participant loans ranged from 4.0 percent to 9.5 percent. One half of the participant’s total account serves as collateral for the loan.

Payment of Benefits - Participants who are aged 59  1/2 years or older may withdraw amounts contributed to their savings accounts, including income earned. In the event of a participant’s death, termination or retirement, all amounts contributed to the Plan by, or on behalf of the participant, including income earned, will be distributed in accordance with the provisions of the Plan. Participants may request a withdrawal from their Savings Accounts for certain hardships that result from medical expenses, expenses to purchase a principal residence, or tuition expense for the next 12 months of post secondary education for the participant, their spouse, children or dependents. The plan administrator determines the existence of a hardship. Participation Account contributions and income earned may be transferred to the Retirement Plan for Employees of Millipore Corporation for distribution in accordance with its provisions upon meeting certain requirements as outlined in the Plan document (see Note 7).

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1 - Description of the Plan (Continued)

Administrative Expenses - Generally, administrative expenses of the Plan are paid by the Company. However, certain expenses related to recordkeeping and investment activities charged by the Plan’s custodian may be paid by the Plan. The Plan administrator is the Company.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The Plan’s financial statements are prepared under the accrual basis of accounting.

Investments Valuation - The Plan’s investments are stated at fair value, except for a common collective trust fund that primarily invests in benefit-responsive investment contracts (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The fair value of the remaining common collective trust funds is based on the quoted market values of the underlying investments. Shares of Company common stock and mutual funds are valued at quoted market prices. The Tradelink brokerage account, a self-directed brokerage account, invests in publicly traded securities that are valued at fair value based on quoted market prices. Participant loans are valued at their outstanding balance which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.

Investment Income - Dividend income is recorded on the ex-dividend date. Interest income is recoded on an accrual basis. Net appreciation (depreciation) on fair value of investments includes realized gains and losses and unrealized appreciation (depreciation) on investments. In determining the net gain or loss on investments, cost is determined on the average cost basis.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Contributions - Contributions from the Company under the Participation Account are accrued and paid annually based upon a determination by the board of directors of the Company in accordance with the provisions of the Plan. Employee contributions and employer matching contributions are recorded in the period that employee payroll deductions are made.

Payment of Benefits - Benefit payments are recorded when paid.

Excess Contributions Payable – The Plan provides that certain limitations may be imposed on participants’ contributions in order to comply with statutory requirements. As of December 31, 2006 and 2005, excess contributions of $18,498 and $103,443, respectively, were payable to certain participants. Contributions in the statement of changes in net assets available for benefits have been adjusted for these amounts. The return of these excess contributions allows the Plan to comply with statutory requirements.

Related Party Transactions – Certain Plan investments are shares of mutual funds and units of common collective trust funds managed by T. Rowe Price. T. Rowe Price is the directed trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. There were administrative expenses paid to the directed trustee during the year. These transactions, as well as participant loans, also qualify as party-in-interest transactions.

The Plan invests in the common stock of Millipore Corporation, the Plan’s sponsor. Transactions in Millipore Corporation common stock are party-in-interest transactions. Purchases of Millipore common stock for the years ended December 31, 2006 and 2005 totaled $769,609 and $2,303,561, respectively. Sales of Millipore common stock for the years ended December 31, 2006 and 2005 totaled $670,307 and $2,692,831, respectively.

Change in Presentation - In December 2005, the Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires investments in benefit-responsive investment contracts be presented at both fair value and contract value on the statement of net assets available for benefits. The result of the implementation of the FSP was to decrease investments and to increase the adjustment from fair value to contract value by $115,959 as of December 31, 2006. There was no impact to total net assets as of December 31, 2005 (see Note 3 – Retroactive Adjustment),

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Trustees to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan allows for various investment options in a variety of mutual funds and Millipore common stock. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 3 – Retroactive Adjustment

As of December 31, 2005, the statement of net assets available for benefits has been retroactively adjusted to present the Plan’s investment in the T. Rowe Price Stable Value Fund at fair value and the adjustment from fair value to contract value in the amount of $86,667 in accordance with the FSP.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 4 - Investments

The following table presents the Plan’s investments as of December 31:

	2006		2005
Investments, at fair value:
Dodge and Cox Stock Fund	$16,080,344	*	$9,351,027
GMO Domestic Bond Fund III**	33,383,346	*	33,171,383	*
GMO U.S. Core Equity Fund III**	49,888,320	*	49,493,389	*
Millipore Common Stock	7,602,364		8,178,163
T. Rowe Price Growth Stock Fund	25,542,349	*	20,852,637	*
T. Rowe Price Balanced Fund	18,346,289		16,643,838	*
T. Rowe Price Equity Index Trust	19,082,267	*	12,394,133	*
Other investments	55,005,034		33,428,724
TradeLink brokerage account	668,640		46,924
Participant loans	3,669,912		3,243,154
Investments, at contract value:
T. Rowe Price Stable Value Fund	13,642,187	*	10,386,084	*

Total investments	$242,911,052		$197,189,456

*	Investments that represent 5% or more of the Plan’s net assets at the end of the year

**	Nonparticipant directed investments

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value as follows:

	2006	2005
Mutual funds	$12,088,741	$5,265,227
Common stock	90,769	2,279,710
Common collective trust funds	1,903,159	572,771

Net appreciation	$14,082,669	$8,117,708

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 5 - Non-Participant Directed Assets and Activity

Information about the assets and the significant components of the changes in assets relating to the non-participant directed investments, the Participation Account, is as follows:

	December 31,
	2006	2005
Assets:
Mutual funds	$83,271,666	$82,664,772
Employer contribution receivable	6,170,314	5,803,017

Total	$89,441,980	$88,467,789

	Year ended December 31,
	2006	2005
Increase (decrease) in assets:
Contributions	$6,182,695	$5,804,054
Net appreciation in fair value of mutual funds	6,286,351	2,786,306
Benefits paid to participants	(11,494,855)	(7,843,344)

Change in assets	$974,191	$747,016

Note 6 - Plan Amendments

Effective March 28, 2005, the Plan lowered its mandatory distribution amount to less than $1,000. In addition, the Plan adopted an automatic enrollment feature. The default deferral is 3 percent of eligible compensation following a 30-day opt-out period. The default investment is the T. Rowe Price Balanced Fund. The automatic enrollment feature applies only to new hires and rehires after the effective date. Also, effective July 1, 2005, the use of self-directed brokerage accounts has been approved for all eligible participants with no limitations, other than limitations required by regulation and T. Rowe Price operational procedures.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 7 - Subsequent Events

Effective January 1, 2007, the Plan was amended to discontinue employer contributions to the Participation Accounts and employer matching contributions to participant Savings Accounts were increased to 100 percent of a participant’s contribution up to a maximum of 6 percent of eligible compensation deferred. In addition, participants become eligible for the matching contribution on their service commencement date, as defined by the Plan. In addition, and as a result of the “freeze” of the Retirement Plan for Employees of Millipore Corporation (“Retirement Plan”) on December 31, 2006, the amendment to the Plan also provides participants having Participation Account balances as of December 31, 2006 with a one-time opportunity in 2007, at a time to be determined by the plan administrator, to transfer their Participation Account balances to the Retirement Plan for the purpose of purchasing an annuity in accordance with the provisions of the Retirement Plan. The Company has subsequently filed a request for an IRS determination letter related to the above plan changes.

Note 8 - Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time under the current provisions of the Plan. In the event of a permanent discontinuance of Company contributions to the Plan, dissolution of the Company, acquisition of the Company by an unaffiliated company or approval by the Company’s board of directors to terminate the Plan, the Plan shall be deemed terminated and each participant shall be entitled to an immediate distribution of their account balances.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 9 - Tax Status

No provision for income taxes has been included in the Plan’s financial statements, as the Plan qualifies as a tax-exempt entity under section 401 of the Internal Revenue Code (IRC). The Internal Revenue Service has determined and informed the Company, by a letter dated May 31, 2002, that the Plan is designed in accordance with applicable sections of the IRC. To the best of its knowledge, the Company believes that the Plan, as amended, is currently in compliance with the applicable provisions of the IRC.

Note 10 - Merger

During 2006, Serologicals Corporation and Linco Research Incorporated merged with Millipore Corporation. As a result of this merger, on December 31, 2006, the Serologicals 401(k) Retirement Salary Savings Plan and the Linco Research Incorporated 401(k) Savings Plan were merged with the Plan. Accordingly, assets of approximately $28,563,000 were transferred into the Plan in connection with the merger.

Note 11 – Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to the Form 5500:

Net assets available for benefits per financial statements	$249,079,905
Adjustment to fair value for Stable Value Fund	(115,959)

Net assets available for benefits per Form 5500	$248,963,946

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2006 to the Form 5500:

Total investment income per financial statements	$19,799,603
Adjustment to fair value for Stable Value Fund	(115,959)

Total investment income per Form 5500	$19,683,644

Millipore Corporation Employees’ Participation and Savings Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 04-2170233, Plan Number 001

December 31, 2006

Issuers	Description of Investments	Cost	Current Value
American Funds	EuroPacific Growth Fund - Mutual fund	*	$11,930,807
Dodge and Cox	Stock Fund - Mutual fund		16,080,344
Grantham, Mayo, Van Otterloo		*
Co., LLC	GMO Domestic Bond Fund III (2) - Mutual fund	(3)	33,383,346
Grantham, Mayo, Van Otterloo
Co., LLC	GMO U.S. Core Equity Fund III (2) - Mutual fund	(3)	49,888,320
Millipore Corporation (1)	Common Stock	*	7,602,364
PIMCO Mutual Funds	Total Return Fund - Mutual fund	*	10,886,503
The Royce Funds	Low-Priced Stock Fund - Mutual fund	*	7,635,549
Calamos Investments	Growth Fund A - Mutual fund	*	7,613,261
T. Rowe Price (1)	Balanced Fund - Mutual fund	*	18,346,289
T. Rowe Price (1)	Growth Stock Fund - Mutual fund	*	25,542,349
T. Rowe Price (1)	Equity Index Trust - Common collective trust fund	*	19,082,267
T. Rowe Price (1)	Mid-Cap Value Fund - Mutual fund	*	6,384,975
Oppenheimer Funds	Developing Markets - Mutual fund	*	4,882,638
Wasatch Funds	Small Cap Growth Fund - Mutual fund	*	4,086,905
Third Avenue Funds	Real Estate Value Fund - Mutual fund	*	1,584,396
T. Rowe Price (1)	Stable Value Fund - Common collective trust fund	*	13,526,228
T. Rowe Price (1)	Tradelink - Self-directed brokerage accounts	*	668,640
Participants (1)	Participant loans with interest rates ranging from 4 percent to 9.5 percent	—	3,669,912

	Total		$242,795,093

(1)	Denotes party-in-interest

(2)	Denotes nonparticipant directed investments

(3)	Grantham, Mayo, Van Otterloo Co., LLC was not able to provide the historical cost of the investments. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

*	Cost information is not required for participant directed investments and, therefore, is not included.

Schedule 1	Page 1

Schedule of Reportable Transactions

Form 5500, Schedule H, Line 4j

EIN 04-2170233, Plan No. 001

Year Ended December 31, 2006

(a) Identity of Party	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)
Category (iii) - A series of transactions with respect to securities of the same issue that amount, in the aggregate, to more than 5 percent of the beginning value of the total plan assets:
Grantham, Mayo, Van Otterloo Co., LLC	GMO Domestic Bond Fund III - Mutual fund
	Purchases	$5,457,972	$—	$5,457,972	$5,457,972	$—
	Sales	—	4,790,441	*	4,790,441	*
Grantham, Mayo, Van Otterloo Co., LLC	GMO U.S. Core Equity Fund III - Mutual fund
	Purchases	5,823,654	—	5,823,654	5,823,654	—
	Sales	—	7,887,585	*	7,887,585	*

*	Grantham, Mayo, Van Otterloo Co., LLC was not able to provide the historical cost of the investments. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

There were no Category (i), (ii), or (iv) reportable transactions during the year.

Schedule 2	Page 1

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm